Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

DISCLOSEABLE TRANSACTION IN RELATION TO

THE EQUIPMENT PURCHASE AGREEMENT

AND

BUSINESS UPDATE

INTRODUCTION

On 11 November 2025 (after trading hours), the Purchaser, an indirect non-wholly owned subsidiary of the Company, entered into the Equipment Purchase Agreement with the Vendor, pursuant to which the Purchaser agreed to purchase, and the Vendor agreed to sell the Equipment at a consideration of RMB42,252,200 (equivalent to approximately HK$46,270,384) for the Group’s project in Anhui, the PRC.

The principal terms of the Equipment Purchase Agreement are set out below.

THE EQUIPMENT PURCHASE AGREEMENT

Date:	11 November 2025

Parties:	(1) the Purchaser; and

(2) the Vendor.

Subject matter:	the Equipment, being one set of the intelligent carbon coating processing line

Consideration:	RMB42,252,200 (equivalent to approximately HK$46,270,384)

The Consideration was determined after arm’s length negotiations between the Purchaser and the Vendor with reference to the market price of equipment with similar function and performance.

The Consideration will be funded by internal resources of the Purchaser.

The Directors considered that the Consideration is fair and reasonable.

Payment terms:	The Consideration shall be paid to the Vendor by means of telegraphic transfer in the following manner:

(i)	30% of the Consideration shall be payable within 3 days after the execution of the Equipment Purchase Agreement (the “Prepayment”);

(ii)	60% of the Consideration shall be payable within 3 days prior to the shipment of the Equipment; and

(iii)	10% of the Consideration shall be payable within 180 days after the Equipment has been passed the acceptance test.

Delivery terms:	The Equipment shall be ready for shipment within 60 days after the Equipment Purchase Agreement is signed and the Prepayment has been paid to the Vendor. The Equipment will be shipped after the preliminary inspection to the Equipment has been conducted by the Purchaser at the Vendor’s factory. The Vendor shall deliver the Equipment to the Purchaser’s designated address, with transportation costs and insurance fees to be borne by the Vendor.

Warranty:	12 months commencing from the day after the Equipment passing the acceptance test. During the warranty period, the Vendor shall provide free maintenance and repair to the Equipment (fair wear and tear excepted).

After the expiry of the warranty period, the Vendor shall be responsible for maintenance and repair with charging for appropriate labor and material costs.

The Vendor shall provide lifetime maintenance services for the Equipment provided that the Purchaser shall make sure all accessories used for the Equipment shall be provided by the Vendor and all repair and maintenance of the Equipment shall be conducted by the Vendor.

INFORMATION OF THE PURCHASER

The Purchaser is a wholly foreign owned enterprise incorporated in Anhui, PRC. As at the date of the announcement, the Purchaser is owned as to (i) 51% by Allied Apex Limited, a wholly owned subsidiary of the Company; and (ii) 49% by Honghai International Smart Industrial Limited (“HISI”), a limited liability company incorporated in Hong Kong.

As at the date of the announcement and to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, HISI and its ultimate beneficial owner, Mr. Wang Junyao are Independent Third Parties.

INFORMATION OF THE VENDOR

The Vendor is limited liability company incorporated in the Anhui Province, PRC and is wholly owned by Mr. Ren Zhihua. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Vendor and its ultimate beneficial owner, Mr. Ren Zhihua are Independent Third Parties.

The Vendor is a high-tech enterprise focusing on industrial kilns, electronic equipment, mechanical equipment and automation equipment. The Vendor has independent research and development and production capabilities to provide customers with one-stop efficient, intelligent and reliable industrial equipment solutions.

REASONS FOR ENTERING INTO THE EQUIPMENT PURCHASE AGREEMENT

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

The Purchaser is incorporated to establish an intelligent carbon coating processing facility (the “Facility”) in Xuancheng Industrial Zone, Xuancheng, Anhui, PRC to produce 15,000 metric tons of high-quality natural graphite anode material for domestic lithium-ion batteries market. The construction of the Facility started on 10 November 2025. The Equipment will be installed and operated in the Facility by the Purchaser and the Facility is expected to commence in production before the end of 2nd quarter in 2026. The Company is pleased to construct the Facility in Anhui Province where several major battery makers have settled in.

The Equipment, being the intelligent carbon coating processing line, is a highly automated and data-driven manufacturing system that applies precise carbon-based layers to materials, crucial for products like lithium-ion battery electrodes.

The prospect of the lithium-ion battery industry in China remains highly promising, driven by robust growth in electric vehicles, consumer electronics, and renewable energy storage. As the world’s largest producer and consumer of lithium-ion batteries, China benefits from comprehensive supply chains, advanced manufacturing capabilities, and strong government policies supporting new energy development.

The 15th Five-Year Plan of China (“15-5 Plan”) continues to emphasize the advancement and expansion of the renewable energy sector. Key policies under the 15-5 Plan focus on accelerating the deployment of wind, solar, and hydroelectric power, while promoting innovation in energy storage technologies such as lithium-ion batteries. The government is implementing measures to boost investment in green infrastructure, encourage local and foreign enterprises to participate in clean energy projects, and strengthen regulatory frameworks that support carbon neutrality goals. These initiatives are complemented by incentives for research and development, fostering collaboration between industry leaders and academic institutions to drive breakthroughs in renewable energy efficiency and sustainability. As a result, China is poised to reinforce its position as a global leader in the transition to low-carbon energy solutions, supporting both domestic market growth and international climate commitments. The Company is proud to contribute its effort, however small, in supporting China’s national strategy.

The Directors consider that the establishment of the Facility strategically in alignment with China’s 15-5 Plan for sustainable development. The Facility will enable the Group to further extend its coverage and footprint in the PRC battery material supply chain. The purchase of the Equipment is part and parcel of the Group’s plan of carrying out business of the Facility which will benefit the Group as detailed above. The Directors therefore consider that the terms of the Equipment Purchase Agreement is on normal commercial terms, fair and reasonable and in the interest of the Group and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As one or more of the applicable percentage ratios under Rule 14.07 of the Listing Rules are more than 5% but less than 25%, the transaction contemplated under the Equipment Purchase Agreement constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

BUSINESS UPDATE

The Group also wishes to inform the Shareholders and its potential investors that the Company will continue to invest in research and innovation and to further strengthen its position in the battery material supply chain. The Company is pleased to participate in and sponsor two research projects leaded by Nano and Advanced Materials Institution Limited (“NAMI”), a research institution under the supervision of Innovation and Technology Commission of the Hong Kong Government, regarding (i) solution-based carbon coating process for natural graphite anode material; and (ii) microporous carbon sphere for fast charging nano silicon-based composite anode. The Company is confident that the development of new production process and new anode products will lead to enormous opportunities in foreseeable future. The Group will continue to closely monitor the business of battery material supply chain.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“Board”	the board of Directors

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6128)

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Consideration”	the consideration for the Equipment under the Equipment Purchase Agreement, being RMB42,252,200

“Director(s)”	the director(s) of the Company

“Equipment”	the equipment of one set of intelligent carbon coating processing line

“Equipment Purchase Agreement”	the agreement dated 11 November 2025 entered into between the Vendor and the Purchaser in relation to the purchase of the Equipment at the Consideration

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	any person(s) or company(ies) and their respective ultimate beneficial owner(s), whom are not connected persons of the Company and are third parties independent of the Company and its connected persons in accordance with the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China.

“Purchaser”	烯石（安徽）新能源材料有限公司 (Graphex (Anhui) New Energy Materials Co., Limited*), a wholly foreign owned enterprise incorporated in Anhui, PRC by Allied Apex Limited, a wholly owned subsidiary of the Company, and Honghai International Smart Industrial Limited, an Independent Third Party, as to 51% and 49% respectively

“RMB”	Renminbi, the lawful currency of PRC

“Shares”	ordinary share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Shareholders”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Vendor”	安徽鉑索亞精工科技有限公司, a company incorporated in the PRC with limited liability and is wholly owned by Ren Zhihua, an Independent Third Party

“%”	per cent

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 11 November 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai and Mr. Liu Kwong Sang.

*       For identification purposes only

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